legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQUIRE, LLM	WWW.LAWCAST.COM
JOHN CACOMANOLIS, ESQUIRE
MARC S. WOOLF, ESQUIRE

OF COUNSEL:	Email: lrothstein@legalandcompliance.com
CRAIG D. LINDER, ESQUIRE
PETER P. LINDLEY, JD, CPA, MBA
STUART REED, ESQUIRE

May 26, 2017

VIA ELECTRONIC EDGAR FILING

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Chron Organization, Inc.
Form 10-12G
Filed April 21, 2017
File No. 000-55771

Dear Ms. Wray:

The Chron Organization, Inc. (the “Company”) is in receipt of the staff’s comment letter dated May 18, 2017 relating to the Company’s registration statement on Form 10-12G (the “Registration Statement”) filed with the SEC on April 21, 2017. We note that we have contemporaneously filed Amendment No. 1 to the Registration Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Business

Business Overview, page 4

1. Your business overview describes the business in which you currently “are engaged” and describes the services you “provide” and “offer.” It also indicates that you currently “have a significant advantage over [y]our competitors. We note, however, that you have generated nominal revenues through the date of the financial statements provided, and you disclose that your subsidiary Zen Technologies is in the “soft launch” phase. Accordingly, please revise as necessary here and throughout the filing to ensure that your disclosure distinguishes between your existing business and your business plans, and that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. Any discussion of your business plans should be balanced with disclosure that your business may not develop as anticipated in the event you are unable to execute on your plan.

Response: The Company has revised its disclosure to better distinguish between its current business activities and its planned business activities and objectives. The Company has also added disclosure reflecting risks to successful implementation of its business strategy.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

May 26, 2017

2. We note that your Zero Cost Program provides credit to customers and that you are currently seeking credit approval from some of your customers. To the extent material, please describe your policies and procedures for evaluating the creditworthiness of your customers, your underwriting standards, and the terms of the credit agreements.

Response: The Company has revised its disclosure to disclose the material aspects of its credit approval process for customers in its Zero Cost Program.

3. We note the disclosure that you have partnered with one of the largest suppliers of equipment and services in the hotel industry. To the extent material, please provide a brief summary of the terms of that partnership arrangement.

Response: The Company has revised its disclosure to provide a summary of the terms of its agreements with certain referral sources.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operations, page 12

4. Please consider revising this section to provide a better overview of your operations, including any known material trends, events, and uncertainties related to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has revised its disclosure to provide the requested information. Furthermore, the Company has included its comparative unaudited financial statements for the three month period ended March 31, 2016 along with a discussion of that financial information in the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 12.

Security Ownership of Certain Beneficial Owners and Management, page 15

5. Footnote 2 to your beneficial ownership table indicates that your Class B Common Stock is entitled to 100 votes per share. However, we note that your articles of incorporation have been amended to provide 200 votes per share for Class B Common Stock. Please reconcile or advise.

Response: The Company has revised its disclosure to identify the correct number of votes per share as provided for in the Certificate of Amendment to Articles of Incorporation filed with the Nevada Secretary of State and included in the Registration Statement as Exhibit 3.2.

Signatures, page 27

6. We note that the signatures of the captioned officers are not provided. Please ensure that your next amendment is signed by at least one officer authorized to sign on behalf of the company. Refer to the Signatures section of Form 10.

Response: The Company has included a conformed signature of the officers of the Company who have manually signed Amendment No. 1.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

May 26, 2017

General

7. Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.

Response: The Company has revised its disclosure to provide an updated audit opinion and included its unaudited consolidated financial statements for the quarterly period ended March 31, 2017.

8. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. We will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the automatic effectiveness date, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response: The Company acknowledges the time period as it relates to the effective date and consider withdrawing the Registration Statement if it is unable to clear all of the staff’s comments by such date.

If the staff has any comments regarding Amendment No. 2 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Chron Organization, Inc.

By:	/s/ Alex Rodriguez
Alex Rodriguez Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832